May 13, 2010

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:                              Ikaria, Inc.

Registration Statement on Form S-1

Ladies and Gentlemen:

Submitted herewith for filing on behalf of Ikaria, Inc. (the “Company”) is a Registration Statement on Form S-1 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of $200,000,000 of Common Stock of the Company.

This filing is being effected by direct transmission to the Commission’s EDGAR System.  On Tuesday, May 11, 2010, in anticipation of this filing, the Company caused the filing fee of $14,260.00 to be wire transferred to the Commission’s account at the U.S. Bank in St. Louis, Missouri.

The Registration Statement relates to the Company’s initial public offering of securities.  It is the intent of the Company and the managing underwriters of the proposed offering to have the Registration Statement declared effective as early as possible.

Acceleration requests may be made orally, and the Company and the managing underwriters of the proposed offering have authorized us to represent on their behalf that they are aware of their obligations under the Securities Act with respect thereto.

Please contact the undersigned at (617) 526-6982 or Steven D. Singer of this firm at (212) 295-6307 with any questions or comments you may have regarding this filing.

Very truly yours,

/s/ Lia Der Marderosian

Lia Der Marderosian

cc: Matthew M. Bennett, Esq.
Steven D. Singer, Esq.